08029460

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65961

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CMC Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1291 Galleria Drive, Suite 210
(No. and Street)

Henderson (City) NV (State) 89014 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jonathan Arens 702-795-7930
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

SEC Mail Processing Section
FEB 29 2008
Washington, DC
111

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hancock Askew & Co. LLP
(Name – *if individual, state last, first, middle name*)

100 Riverview Dr. (Address) Savannah (City) GA (State) 31404 (Zip Code)

PROCESSED
MAR 14 2008
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/10

TA 3/12

OATH OR AFFIRMATION

I, Jonathan Arens, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CMC Financial Services, Inc., as of February 29, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

FINOP

Title

Cynthia Honeycutt

Notary Public

CYNTHIA HONEYCUTT
NOTARY PUBLIC
STATE OF NEVADA
APPT. No. 06-103522-1
MY APPT. EXPIRES FEB. 27, 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CMC FINANCIAL SERVICES, INC.

Financial Statements
and
Independent Auditors' Report
For the Years Ended December 31, 2007 and 2006

CMC FINANCIAL SERVICES, INC

INDEX

HANCOCK ASKEW & CO LLP
ACCOUNTANTS & ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder
CMC Financial Services, Inc.
Henderson, Nevada

We have audited the accompanying statements of financial condition of CMC Financial Services, Inc. (an S Corporation) as of December 31, 2007, and the related statements of income, changes in shareholder's equity, and cash flows for the year ended December 31, 2007 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements as of and for the year ended December 31, 2006 were audited by other auditors whose report dated February 28, 2007 expressed an unqualified opinion thereon.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we do not express such an opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CMC Financial Services, Inc. at December 31, 2007, and the results of its operations and cash flows for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hancock Askew & Co., LLP

Savannah, Georgia
February 26, 2008

100 Riverview Drive
Savannah, GA 31404
T | 912-234-8243
F | 912-236-4414

www.hancockaskew.com

7000 Central Parkway
Suite 1660
Atlanta, GA 30328
T | 678-387-3960
F | 678-387-3964

CMC FINANCIAL SERVICES, INC.
Statements of Financial Condition
December 31, 2007 and 2006

		2007		2006
ASSETS				
Current assets				
Cash	$	126,990	$	332,382
Accounts receivable		8,883		436
Due from related parties		8,718		34,827
Prepaid expenses and other assets		11,999		18,995
Total current assets		156,590		386,640
Furniture, fixtures, and equipment, net		128,775		165,960
	$	285,365	$	552,600
LIABILITIES AND SHAREHOLDER'S EQUITY				
Current Liabilities				
Accounts payable and accrued expenses	$	52,306	$	183,444
Commissions payable		22,243		47,778
		74,549		231,222
Shareholder's equity				
Common stock, $0.01 par value: 7,500,000 authorized, 2,500 issued and outstanding		25		25
Paid-in capital		871,353		321,353
Accumulated deficit		(660,562)		-
		210,816		321,378
	$	285,365	$	552,600

The accompanying notes are an integral part of these financial statements.

CMC FINANCIAL SERVICES, INC.
Statements of Income (Loss)
For the Years ended December 31, 2007 and 2006

		2007		2006
REVENUE				
Management fees	$	682,526	$	917,005
Sales commission		1,909,994		3,859,737
Marketing support fee		870,474		1,588,177
Other		6,135		4,861
TOTAL REVENUE		3,469,129		6,369,780
EXPENSES				
Compensation and payroll related expenses		1,306,777		2,286,024
Advertising and promotion		191,858		284,568
Professional fees		31,556		124,110
Travel expense		243,036		270,246
Rent expense		149,115		148,383
Office expense		140,342		159,279
Dues and subscriptions		2,620		2,453
Licenses		38,571		85,092
Computer		40,863		42,976
Soliciting dealer expense		1,914,425		2,733,603
Other		70,528		82,333
TOTAL EXPENSES		4,129,691		6,219,067
NET (LOSS) INCOME	$	(660,562)	$	150,713

The accompanying notes are an integral part of these financial statements.

CMC FINANCIAL SERVICES, INC.
Statements of Changes in Shareholder's Equity
For the Years ended December 31, 2007 and 2006

	Common Stock Shares		Common Stock Par Value		Additional Paid - In Capital		Retained Earnings (Deficit)		Total
BALANCE, JANUARY 1, 2006	2,500	$	25	$	209,975	$	400,665	$	610,665
CAPITAL CONTRIBUTION	-		-		400,000		-		400,000
DISTRIBUTIONS	-		-		(288,622)		(551,378)		(840,000)
NET INCOME	-		-		-		150,713		150,713
BALANCE, DECEMBER 31, 2006	2,500	$	25	$	321,353	$	-	$	321,378
CAPITAL CONTRIBUTION	**-**		**-**		**550,000**		**-**		**550,000**
NET INCOME	**-**		**-**		**-**		**(660,562)**		**(660,562)**
BALANCE, DECEMBER 31, 2007	**2,500**	**$**	**25**	**$**	**871,353**	**$**	**(660,562)**	**$**	**210,816**

The accompanying notes are an integral part of these financial statements.

CMC FINANCIAL SERVICES, INC.
Statements of Cash Flows
For the Years ended December 31, 2007 and 2006

	2007	2006
OPERATING ACTIVITIES		
Net income (loss)	$ (660,562)	$ 150,713
Adjustments to reconcile net income to net cash from operating activities		
Depreciation	44,769	40,687
Change in assets and liabilities:		
Receivables	(8,447)	-
Related party receivables	26,109	(9,966)
Prepaids and other assets	6,996	67,099
Accounts payable and accrued expenses	(156,673)	(157,666)
Net cash provided by operating activities	(747,808)	90,867
INVESTING ACTIVITY		
Furniture, fixtures, and equipment acquisitions	(7,584)	(50,064)
Net cash provided by investing activity	(7,584)	(50,064)
FINANCING ACTIVITIES		
Capital contributions	550,000	400,000
Distributions paid	-	(840,000)
Net cash used for financing activities	550,000	(440,000)
Net increase in cash	(205,392)	(399,197)
Cash at beginning of period	332,382	731,579
Cash at end of period	$ 126,990	$ 332,382

The accompanying notes are an integral part of these financial statements.

NOTE 1 – PRINCIPAL ACTIVITY AND SIGNIFICANT ACCOUNTING POLICIES

Principal Business Activity

The Company's principal business activity is the sale of interests in Desert Capital REIT, Inc. (the "REIT"), and raising capital to be placed on loans originated and serviced by Consolidated Mortgage. Both the REIT and Consolidated Mortgage are related parties.

Reclassifications

Certain amounts reported in the prior years financial statements have been reclassified to conform to the current reporting format.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. The Company places its temporary excess cash with high quality financial institutions. Such deposits may exceed the FDIC insurance limits.

Receivables

Accounts receivables consist primarily of receivables from the REIT and Consolidated Mortgage for sales of REIT shares and capital raised.

Revenue Recognition

Commissions and marketing support fees from the sale of securities are recorded on a settlement-date basis. Fees for raising capital for Consolidated Mortgage are recorded when the corresponding loan that the capital is placed on is recorded.

Advertising

The Company expenses advertising and related costs as incurred.

NOTE 1 – PRINCIPAL ACTIVITY AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Furniture, Fixtures, and Equipment

Furniture, fixtures, and equipment are stated at cost. Depreciation and amortization is computed on a straight line basis over estimated useful lives of 3-7 years.

Income Taxes

The Company has elected to be taxed as an S Corporation, which provides that in lieu of corporate income taxes, the shareholder will separately account for the Company's items of income, deduction, loss and credits. As a result of the election, all income or loss of the Company will ultimately be reportable by the shareholder of the Company. Therefore, no income tax liability or expense has been recorded in these financial statements.

NOTE 2 – FURNITURE, FIXTURES, AND EQUIPMENT

Furniture, fixtures, and equipment consisted of the following at December 31, 2007 and 2006:

	2007	2006
Furniture and fixtures	$ **156,281**	$ 156,281
Equipment	**69,919**	62,335
	226,200	218,616
Less accumulated depreciation	**97,425**	52,656
	$ **128,775**	$ 165,960

Depreciation expense was $44,769 and $40,687 for 2007 and 2006, respectively.

NOTE 3 – RETIREMENT PLAN

The Company offers a SIMPLE IRA plan to its employees. The Company matches employee contributions dollar for dollar up to 3% of their compensation for the year. The amount matched by the Company is expensed in the same period that the corresponding employee contributions are made. The Company's expense for matching contributions for 2007 and 2006 were $21,277 and $31,268, respectively.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007 and 2006, the Company had net capital of $52,442 and $101,162, respectively, which was $47,442 and $85,595 in excess of its required net capital of $5,000 and $15,566, respectively. The Company's ratio of debt to net capital at December 31, 2007 and 2006 was 1.42 to 1 and 2.31 to 1, respectively.

NOTE 5 – CONCENTRATIONS

The Company is subject to concentrations in the volume of business transacted with Consolidated Mortgage and the REIT. If there was a total or partial loss of the business relationship between the Company and Consolidated Mortgage or the REIT, severe financial impact would result.

The Company is also subject to concentrations in revenue from the raising of capital for Consolidated Mortgage and the sale of REIT securities. If there was a sudden decline in the amount of capital raised for Consolidated Mortgage or volume of REIT security sales, the Company's revenue stream would be severely impacted.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company has an operating lease for a copier. The monthly lease payment is $1,608 and will expire on September 1, 2011. The Company leases its office space under a noncancelable operating lease from a related party. The lease expires in July 2010. The minimum lease commitments at December 31, 2007 under these leases are due as follows:

Years ending December 31,	
2008	$ 168,144
2009	168,144
2010	93,720
2011	12,864

The total lease expense included in the income statements was $167,375 and $151,921 for the years ended December 31, 2007 and 2006, respectively.

NOTE 7– RELATED PARTIES

The Company directs and oversees the sale of the REIT's equity securities and receives a commission based on the sale of these securities. The Company is an affiliate of the REIT, as they have common officers and directors. For the twelve months ended December 31, 2007 and 2006, the Company had earned $2,780,468 and $5,447,914, respectively in commissions from the REIT and $496 and $31,561 was still receivable at the end of 2007 and 2006.

The Company raises capital for loans originated by Consolidated Mortgage and is compensated based on the amount of loans funded by Consolidated Mortgage. The Company is a related party to Consolidated Mortgage because they have similar management. For the twelve months ended December 31, 2007, 2006 and 2005, the Company earned $682,526 and $917,005 respectively, in fees from Consolidated Mortgage and $3,721 and $0 was still receivable on December 31, 2007 and 2006.

In addition, the company has amounts due from related parties for reimbursement of certain operation expenses in the amount of $4,501 and $3,266 in 2007 and 2006, respectively.

The Company also leases approximately 5,785 square feet of office space from DCR Galleria LLC, a wholly owned subsidiary of the REIT. The lease expense to DCR Galleria for 2007 and 2006 was $140,403 and $140,403, respectively.

CMC FINANCIAL SERVICES, INC.
COMPUTATION OF NET CAPITAL, BASIC NET CAPITAL REQUIREMENT AND AGGREGATE INDEBTEDNESS - SCHEDULE I

		December 31, 2007
NET CAPITAL		
Total stockholders' equity	$	210,816
Liabilities subordinated to claims of general creditors		-
Total capital and allowable subordinated liabilities		210,816
Non - allowable costs		158,374
Net capital	$	52,442
BASIC NET CAPITAL REQUIREMENT		
Liabilities		74,549
Required percent		6.67%
Computed basic net capital requirement		4,972
Minimum net capital required **		5,000
Net capital (from above)		52,442
Excess capital over minimum	$	47,442
COMPUTATION OF AGGREGATE INDEBTEDNESS		
A. Indebtedness		74,549
B. Net capital		52,442
Percent of debt to net capital (A divided by B)		142%

** Minimum net capital required is defined as the greater of $5,000 or 6.67% of indebtedness

There were no material differences between the audited computation of net capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2007 FOCUS filing.

CMC FINANCIAL SERVICES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER EXHIBIT A OF SECTION 240.15C3-3

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SECTION 240.15C3-3

DECEMBER 31, 2007

The Company is exempt from these reporting provisions under 15c3-3 (k) (2) (i).

HANCOCK ASKEW & CO LLP
ACCOUNTANTS & ADVISORS

The Board of Directors
CMC Financial Services, Inc.
Henderson, Nevada

In planning and performing our audit of the financial statements of CMC Financial Services, Inc. ("Company") for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements, and not to provide assurance on the internal control.

As required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (1) making the quarterly securities examinations, counts, verifications, and comparisons; (2) recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17-a5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

100 Riverview Drive
Savannah, GA 31404
T | 912-234-8243
F | 912-236-4414

www.hancockaskew.com

7000 Central Parkway
Suite 1660
Atlanta, GA 30328
T | 678-387-3960
F | 678-387-3964

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes.

Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives. This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hancock Askew & Co., LLP

Savannah, Georgia
February 26, 2008

END